UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 2)

Under the Securities Exchange Act of 1934

Datadog, Inc.

(Name of Issuer)

Class A Common Stock, $0.00001 par value per share

(Title of Class of Securities)

23804L103

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23804L103	13G/A	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fifth Street Station LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒(1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 560,211
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 560,211
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 560,211
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3% (2)
12	TYPE OF REPORTING PERSON OO

(1)

This Schedule 13G/A is filed by Fifth Street Station LLC (“Fifth Street”), Palouse Investment Management Inc. (“Palouse Management”) and Palouse Investment LLC (“Palouse” and, together with Fifth Street and Palouse Management, the “Reporting Persons”). Fifth Street and Palouse Management share common officers. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G/A.

(2)

Based on 208,048,784 shares of Class A common stock of Datadog, Inc. (the “Company”) outstanding as of November 2, 2020, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 filed with the Securities and Exchange Commission (the “SEC”) on November 12, 2020.

CUSIP No. 23804L103	13G/A	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Palouse Investment Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 73,005
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 73,005
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,005
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0% (2)
12	TYPE OF REPORTING PERSON CO

(1)

Palouse Management has sole voting and dispositive power over the 73,005 shares held of record by Palouse (the “Palouse Shares”). Palouse Management is the manager of Palouse, which is the record holder of the Palouse Shares. Palouse Management is not a record holder of the Palouse Shares and disclaims beneficial ownership of the Palouse Shares, except to the extent of its pecuniary interest therein.

(2)

Based on 208,048,784 shares of Class A common stock of the Company outstanding as of November 2, 2020, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 filed with the SEC on November 12, 2020.

CUSIP No. 23804L103	13G/A	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Palouse Investment LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,005
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0% (2)
12	TYPE OF REPORTING PERSON OO

(1)

Palouse is the record holder of the Palouse Shares. Palouse is managed by Palouse Management. Palouse Management has sole voting and dispositive power over the Palouse Shares. Palouse Management is not the record holder of the Palouse Shares and disclaims beneficial ownership of the Palouse Shares, except to the extent of its pecuniary interest therein.

(2)

Based on 208,048,784 shares of Class A common stock of the Company outstanding as of November 2, 2020, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 filed with the SEC on November 12, 2020.

CUSIP No. 23804L103	13G/A	Page 5 of 7 Pages

Item 1(a)	Name of Issuer:

Datadog, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

620 8th Avenue, 45th Floor, New York, NY 10018

Item 2(a)	Name of Person Filing:

(i)	Fifth Street Station LLC (“Fifth Street”)

(ii)	Palouse Investment Management Inc. (“Palouse Management”)

(iii)	Palouse Investment LLC (“Palouse”)

Item 2(b)	Address of Principal Business Office or, If None, Residence:

(i)	505 Fifth Avenue South, Suite 900, Seattle, WA 98104

(ii)	505 Fifth Avenue South, Suite 900, Seattle, WA 98104

(iii)	505 Fifth Avenue South, Suite 900, Seattle, WA 98104

Item 2(c)	Citizenship:

(i)	Delaware

(ii)	Washington

(iii)	Delaware

Item 2(d)	Title of Class of Securities:

Common Stock, $0.00001 par value per share

Item 2(e)	CUSIP Number:

23804L103

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) ☐ An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

CUSIP No. 23804L103	13G/A	Page 6 of 7 Pages

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Not applicable.

Item 4.	Ownership

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class*
Fifth Street	560,211	0	560,211	0	560,211	0.3%
Palouse Management	73,005	0	73,005	0	73,005	0.0%
Palouse	0	0	0	0	73,005	0.0%

Palouse Management has sole voting and dispositive power over the 73,005 shares held of record by Palouse. Palouse Management is the manager of Palouse, which is the record holder of the Palouse Shares. Palouse Management is not a record holder of the Palouse Shares and disclaims beneficial ownership of the Palouse Shares, except to the extent of its pecuniary interest therein.

*

Based on 208,048,784 shares of Class A common stock of the Company outstanding as of November 2, 2020, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 filed with the SEC on November 12, 2020.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner or more than five percent of the class of securities, check the following box:  ☒

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

CUSIP No. 23804L103	13G/A	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2021	FIFTH STREET STATION LLC

	By:	/s/ Chris Orndorff
	Name:	Chris Orndorff
	Title:	Vice President

Dated: February 11, 2021	PALOUSE INVESTMENT MANAGEMENT INC.

	By:	/s/ Chris Orndorff
	Name:	Chris Orndorff
	Title:	Vice President

Dated: February 11, 2021	PALOUSE INVESTMENT LLC

By Palouse Investment Management Inc., its Manager

	By:	/s/ Chris Orndorff
	Name:	Chris Orndorff
	Title:	Vice President

EXHIBIT INDEX

Exhibit	Title

99.1	Joint Filing Agreement dated February 11, 2021 among the Reporting Persons